[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Perry Hindin, Bradley Ecker and Erin Purnell

Re:	Westrock Coffee Company Registration Statement on Form S-4 Filed August 28, 2024 File No. 333-281807

Schedule TO-I
Filed August 28, 2024
File No. 005-93751

Dear Messrs. Hindin and Ecker and Ms. Purnell:

On behalf of our client Westrock Coffee Company (the “Company”), we are providing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 3, 2024, regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”) filed with the Commission on August 28, 2024. In addition, the Company filed a Schedule TO-I (the “Schedule TO”) with the Commission on August 28, 2024.

The Company is concurrently filing via EDGAR (i) this letter, (ii) its amended Registration Statement on Form S-4 (the “Amended Registration Statement”) and (iii) its amended Schedule TO-I (the “Amended Schedule TO” and, together with the Amended Registration Statement, the “Amended Filings”), which reflect the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Staff’s comments are set forth in bold, followed in each case by the Company’s response. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Filings. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in each of the Amended Registration Statement and the Amended Schedule TO, as applicable.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

September 6, 2024

Registration Statement on Form S-4 and Schedule TO-I filed August 28, 2024

Conditions to the Offer and Consent Solicitation, page 18

1.	A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions located on page 18 so that they are objectively determinable.

•	“no action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal or any other person, domestic or foreign, shall have been threatened…” located in the second bullet point condition (emphasis added); and

•	“there shall not have been any action threatened, instituted, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened” located in the third bullet point condition (emphasis added).

Response: The Company acknowledges the Staff’s comment and in response thereto has revised the disclosure on page 18 of the Amended Registration Statement.

2.	Disclosure in the last paragraph of this section indicates that “[w]e may withdraw the Offer and Consent Solicitation…if we have determined, in our sole discretion, to terminate the Offer and Consent Solicitation” (emphasis added). Refer to the preceding comment. The broad wording of this statement gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to eliminate the implication that the Company may terminate the exchange offer for any reason.

Response: The Company acknowledges the Staff’s comment and in response thereto has revised the disclosure on the cover page and pages 5, 17 and 19 of the Amended Registration Statement.

Announcement of Results of the Offer and Consent Solicitation, page 24

3.	We note the reference to “promptly as practicable” in this section. We remind the Company of its obligation under Exchange Act Rule 13e-4(c)(4) to file a final amendment reporting “promptly” the results of the Offer.

Response: The Company acknowledges the Staff’s comment and in response thereto has revised the disclosure on page 24 of the Amended Registration Statement.

General

4.	Please explain why you do not believe this exchange offer is subject to Exchange Act Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-3(g)(2), please provide your analysis as to the basis for your reliance on that exception given that fractional shares will be paid for in cash.

Response: The Company respectfully advises the Staff it believes the Offer is exempt from the requirements of Rule 13e-3 pursuant to Rule 13e-3(g)(2).

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

September 6, 2024

Rule 13e-3(g)(2) provides (in relevant part) that Rule 13e-3 will not apply to any transaction in which the securityholders are offered or receive only an equity security provided, that: (i) such equity security has substantially the same rights as the equity security that is the subject of the Rule 13e-3 transaction (which such condition is deemed to be satisfied when unaffiliated securityholders are offered common stock), (ii) such equity security is registered pursuant to Section 12 of the Exchange Act and (iii) such equity security is listed on a national securities exchange. Here, all warrant holders are being offered shares of common stock of the Company, which is both registered pursuant to Section 12 of the Exchange Act and is listed on the Nasdaq Global Market (the “Nasdaq”). Thus, the warrant exchange offer meets the requirements of the exemption from Rule 13e-3 provided by Rule 13e-3(g)(2).

The Staff asks that we provide our analysis regarding the availability of the exemption pursuant to Rule 13e-3(g)(2) in light of the payment of cash in lieu of fractional shares to participating warrant holders.

The Company is offering holders of warrants the opportunity to receive 0.290 common shares of the Company in exchange for each outstanding warrant tendered in the offer. The Offer further provides that no fractional shares will be issued and that in lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, be paid an amount in cash in respect of such fractional interest based on the last reported sale price of the Company’s common stock on Nasdaq on the last trading day of the offer period. As a threshold matter, the text of Rule 13e-3(g)(2) provides that the exception applies if an issuer’s securityholders are “offered or receive” only equity securities (Rule 13e-3(g)(2) (emphasis added)) and thus distinguishes between whether holders are “offered” or “receive” only securities. In the matter at hand, the Company’s warrant holders are being offered only shares of common stock of the Company. This analysis is distinct from the fact that warrant holders, solely by virtue of the number of warrants they hold, may receive a de minimis amount of cash, if any, in lieu of fractional shares for administrative reasons. The cash in lieu of fractional shares in connection with the exchange offer is not driven by any value decision or a desire to limit the equity ownership of warrant holders, but rather is a customary mechanical procedure utilized in exchange offers and other stock transactions to mitigate unnecessary administrative burdens resulting from fractional shares while permitting warrant holders to receive equivalent value for these fractional interests.

Importantly, the amount of cash that would be paid in lieu of fractional shares represents a de minimis portion of the total consideration to be received by holders of warrants who accept the Offer.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

September 6, 2024

•	Based on (i) the last sale price of the Company’s common shares on Nasdaq on September 5, 2024 of $8.35, (ii) 17,118,063 public warrants and 2,026,046 private placement warrants, respectively, outstanding as of September 5, 2024, and (iii) three record holders of warrants as of September 5, 2024 (based on records provided to the Company by the warrant agent), the Company estimates that approximately $5.09 will be payable by the Company to dispose of fractional interests pursuant to the Offer, which is approximately 0.00001% of the maximum aggregate Offer consideration.

•	No record holder of warrants of the Company will be “cashed out” after giving effect to the cash disposition of fractional shares because every record holder of warrants of the Company holds in excess of four warrants, and, based on the exchange ratio of 0.290, would receive at least one common share of the Company.

The Company also notes that any cash amount that is paid in lieu of fractional shares will be based on the last reported sale price of the Company’s common stock on Nasdaq on the last trading day of the offer period. As a result, to the extent warrant holders receive cash, they will be receiving an equivalent value for their fractional interests of Company common stock.

In adopting Rule 13e-3, the Commission focused on protecting investors from the possible deleterious and coercive effects of “going private” transactions (Release No. 34-16075 (August 2, 1979)). The 13e-3(g)(2) exception described above reflects the Commission’s belief that such transactions are outside the purpose of Rule 13e-3 since “all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest” following the transaction (Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979)). In determining the intended scope of the Rule 13e-3(g)(2) exception, the Staff has eschewed formalism and focused instead on whether a transaction is comprehended within the purposes of Rule 13e-3. For example, while the Rule 13e-3(g)(2) exception provides that securityholders may be offered “only an equity security,” Question and Answer 11, Release No. 34-17719 (April 13, 1981) provides that the exception is available if securityholders are offered the opportunity to elect either cash or stock consideration, if (1) the cash, when first offered, is substantially equivalent to the value of the security offered, and (2) both options are offered to securityholders. Compared with the present transaction, a cash/stock election (as described in Exchange Act Release No. 34-17719) contemplates not merely an incidental receipt of cash but an intended and formal offer and receipt of consideration other than an equity security, and enables a transaction that includes a far more significant cash component. Given that the Staff has extended the Rule 13e-3(g)(2) exception to such cash/stock elections because they satisfy the exception’s purpose of ensuring that securityholders are permitted to maintain an equivalent or enhanced equity interest, the Company respectfully submits that an exchange offer, such as the Offer, that meets those same principles, where only stock is offered and where the only cash paid is in lieu of fractional shares for mechanical reasons should also fall within the intended scope of the Rule 13e-3(g)(2) exception. Indeed, the cash disposition of fractional interests in the context of the Offer does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3. The Offer instead provides warrant holders who elect to exchange their warrants for shares of common stock the opportunity to continue to own equity interests of the Company, subject to minor adjustments for fractional shares, that will enable such holders to continue to enjoy the benefits of public equity ownership and the protections of the Exchange Act.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

September 6, 2024

The Company has also noted that the Staff has not required the filing of a Schedule 13E-3 in recent transactions where cash was paid in lieu of fractional shares notwithstanding that the Staff, in reviewing the related registration statements on Form S-4, made a similar comment regarding the exception in Rule 13e-3(g)(2) and requested analysis regarding the applicability of Rule 13e-3 to the transaction at hand. See, e.g., Correspondence from First Horizon National Corporation, Response 1 (filed February 10, 2020), Correspondence from Monitronics International, Inc., Response 1 (filed June 25, 2019), Correspondence from WillScot Corporation, Response 1 (filed November 28, 2018), Correspondence from Cision Ltd., Response 1 (filed May 4, 2018), Correspondence from Forest City Realty Trust, Inc., Response 1 (filed April 14, 2017); Correspondence from Global Net Lease, Inc., Response 1 (filed October 21, 2016) and Correspondence from Tesla Motors, Inc., Response 1 (filed October 7, 2016).

As part of its analysis, the Company has also considered that the Staff has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu of fractional shares to target securityholders. In each of the following no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to target securityholders. See, e.g., Canadian Pacific Limited (June 26, 1996); Standard Shares, Incorporated (April 28, 1989); and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment in lieu of fractional shares, the Staff in each instance granted “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception.

Based on the foregoing information about the Offer and for the reasons discussed above, the Company respectfully submits to the Staff that the Offer is exempt from the requirements of Rule 13e-3 pursuant to Rule 13e-3(g)(2).

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U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

September 6, 2024

If you have any questions, please do not hesitate to contact me at (212) 403-1367.

Very truly yours,

/s/ Brandon C. Price
Brandon C. Price

cc:	Robert P. McKinney, Chief Legal Officer, Westrock Coffee Company